Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103
Tel: 215.963.5000
Fax: 215.963.5001

Sofia Rosala

Associate

215.963.5701

February 3, 2010

FILED AS EDGAR CORRESPONDENCE

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               Response letter to comments on Post-Effective Amendments for SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878) and SEI Institutional International Trust (File Nos. 033-22821 and 811-05601)

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the SEI Institutional Managed Trust (“SIMT”) and SEI Institutional International Trust (“SIT”) (collectively, the “Trusts”; each series thereunder, a “Fund,” and collectively, the “Funds”) Post-Effective Amendment Nos. 71 and 73 for SIMT and Post-Effective Amendment Nos. 47 and 48 for SIT, filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively.  Both the comments and responses are based on the Prospectuses and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on November 24, 2009 for SIMT and December 2, 2009 for SIT.  Unless otherwise noted, capitalized terms in this correspondence have the same meaning as in the Prospectuses and/or SAI.

PROSPECTUSES:

1.                                       Comment: Please remove the names of the investment adviser and investment sub-advisers from the cover page of the Prospectuses.

Response: We have complied with your request.

2.                                       Comment: Please remove the paragraph above the Table of Contents in the Prospectuses.

Response: We have complied with your request.

3.                                       Comment: Please remove all of the footnotes from the Fees and Expenses tables throughout the Prospectuses that discuss the Acquired Fund Fees and Expenses (AFFE).

Response: With the exception of the footnote discussed in the response to Comment #14 (see below), we have removed all of the footnotes from the Fees and Expenses tables throughout the Prospectuses that describe the AFFE.

4.                                       Comment: Please remove all of the footnotes from the Fees and Expenses tables throughout the Prospectuses that discuss the voluntary fee waivers.  You may include the information about the voluntary fee waivers under Item 10 of Form N-1A.

Response: We have complied with your request and have moved this information to the section entitled, “Investment Adviser and Sub-Advisers.”

5.                                       Comment: Please make sure that the Example under the Fees and Expenses table for the SIMT Large Cap Fund includes examples for the 1-, 3-, 5-, and 10-year periods, in conformity with Item 3, Instruction 4 of Form N-1A.

Response: We have only included the 1- and 3-year periods for the SIMT Large Cap Fund because it is considered a “New Fund” per Item 3, Instruction 6 of Form N-1A.

6.                                       Comment: Please change the font for the heading Portfolio Turnover to “all caps” because it is a sub-heading of the Fees and Expenses section.  Please make this change for all of the Funds in the Prospectuses.

Response: We have complied with your request.

7.                                       Comment: Please remove the following sentence from the Portfolio Turnover sections for the relevant Funds in the Prospectuses because it is not required by Form N-1A: “During the most recent fiscal year, the Fund had not yet commenced operations.”

Response: We have complied with your request.  In order to make the disclosure in this section more clear for any Funds for which this change is relevant, we have modified the first sentence of the Portfolio Turnover section to read (the new language is in italics for the purpose of this correspondence only): “The Fund will pay transaction costs, such as commissions, when it buys and sells securities (or ‘turns over’ its portfolio).”

8.                                       Comment: Please make sure that the market capitalization range is reasonable for all Funds that include a market capitalization range in their Principal Investment Strategies.  Please explain the rationale for why the market capitalization ranges are reasonable for each relevant Fund.

Response: This comment specifically relates to the following Funds: SIMT Large Cap, SIMT Large Cap Value, SIMT Large Cap Growth, SIMT Tax-Managed Large Cap, SIMT Small Cap, SIMT Small Cap Value, SIMT Small Cap Growth, SIMT Tax-Managed Small Cap, and SIMT Mid-Cap. The SIMT Large Cap Value, SIMT Large Cap Growth, and SIMT Tax-Managed Large Cap Funds state that the Funds will invest in companies with market capitalizations greater than $1 billion.  This capitalization range is consistent with industry practice and relevant large cap indices.  Nevertheless, in the interest of conforming disclosure across the Funds, we have revised each large cap fund’s disclosure such that the market capitalization range will be defined with respect to a relevant large cap index.  The remaining Funds disclose that the capitalization range will be defined with respect to indices that are relevant to their respective asset class.  We believe that this methodology is consistent with industry practice and is consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940.

9.                                       Comment: Please only include information required by Item 5 of Form N-1A for the Funds’ investment adviser and sub-advisers.

Response: We have complied with your request, and have only included the sub-advisers’ names, the names of the portfolio managers, their length of service and their titles.

10.                                 Comment: Please do not include information about the sub-advisers who manage less than 30% of each Fund that has multiple sub-advisers listed under Item 5 of the Prospectuses.

Response: We have considered the comment, but we note that Item 5 of Form N-1A does not preclude a Fund from listing all of its sub-advisers.  Rather, Item 5 permits a Fund to list only those sub-advisers that manage 30% or more of the Fund’s net assets.  We believe that it could potentially be misleading to limit our identification of sub-advisers, because the percentage of assets allocated to each of the sub-advisers fluctuates and there is no certainty that a sub-adviser will manage more than 30% at any given time.

11.                                 Comment: Please remove the sentence above the Average Annual Total Returns tables for all of the Funds in the Prospectuses which reads: “This table compares the Fund’s average annual total returns for Class [X] Shares for the periods ended December 31, 2009 to those of the [XX] Index.”

Response: We have moved the date to a parenthetical after the Average Annual Total Returns heading.  We have not removed the descriptions of the Funds’ benchmarks because they provide an introduction to the tables for the benefit of the investors.

12.                                 Comment: Please remove the footnote which includes the Fund’s inception date from the Average Total Returns tables for all of the Funds in the Prospectuses, and include the inception date under the “Since Inception” column in the tables.

Response: We have complied with your request to move the Fund’s Since Inception date to the tables, however, we have included footnotes to the Since Inception dates that explain that the dates from which returns are shown for certain Funds are different than the inception dates for those Funds.

13.                                 Comment:  Please remove the following footnote and include it adjacent, and not as a footnote to the Average Annual Total Returns tables for all of the Funds in the Prospectuses: “After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Your actual after-tax returns will depend on your tax situation and may differ from those shown.  After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.”

Response:  We have complied with your request.

14.                                 Comment:  Please only include a brief description of the relevant index in a footnote to the Average Annual Total Returns tables for all of the Funds in the Prospectuses.

Response:  We have complied with your request and have included the information about the benchmarks in the same paragraph as the descriptions of the benchmarks noted in Comment #11.

15.                                 Comment:  Please remove any footnotes that are not required by Form N-1A from the Average Annual Total Returns tables for all of the Funds in the Prospectuses.

Response:  We have considered the comment, but we have not removed the “Since Inception” footnotes for the reason discussed in response to Comment #12.

16.                                 Comment: Please remove the following sentence from the Performance Information section of the SIMT S&P 500 Index Fund because it is not required: “The S&P 500 Index Fund is the successor to SEI Index Funds’ S&P 500 Index Fund (the Former S&P 500 Index Fund) and the Former S&P 500 Index Fund’s performance and financial history.”

Response: We have considered the comment, but we believe that it would be misleading to show prior performance without reference to the Fund’s operation under a different Trust.

17.                                 Comment: With respect to the SIMT Tax-Managed Small Cap Fund, please clarify if the following sentence is meant to provide an explanation of why the Fund is a “tax-managed” Fund: “Generally, the sub-advisers attempt to maximize after-tax returns by buying securities with the expectation of holding such securities for a period of one or more years and offsetting gains with losses where possible.”  Please explain whether there are any other strategies that the Fund is using to make it a “tax-managed” Fund.

Response:  We have revised the current disclosure in the Principal Investment Strategies sections for the SIMT Tax-Managed Small Cap and SIMT Tax-Managed Large Cap Funds in order to provide clarification of the Funds’ tax management approach.  The following sentence has been added to the Principal Investment Strategies sections for the Funds: “The sub-advisers will look to manage the impact of taxes by controlling portfolio turnover levels, selling stocks with the highest tax cost first and opportunistically harvesting losses to offset gains where possible.”

18.                                 Comment: With respect to the SIMT U.S. Managed Volatility Fund, please explain how the Fund achieves a “lower level of volatility,” as stated in the second paragraph of the Principal Investment Strategies for the Fund.

Response:  As stated in the Fund’s Principal Investment Strategy, the SIMT U.S. Managed Volatility Fund “seeks to achieve lower volatility by constructing a portfolio of securities that effectively weighs securities based on their total expected risk and return, without regard to market capitalization and industry. The sub-advisers may use derivative instruments or other techniques or instruments (e.g., simultaneously taking long and short positions on similar stock securities, long-only or short-only positions) to hedge the Fund against various risks and other factors that affect the portfolio’s volatility.”

19.                                 Comment: With respect to the SIMT U.S. Managed Volatility Fund, please explain the reason why a narrative about the S&P 500 Index is included in a footnote to the Average Annual Total Returns table, when the Fund’s index is the Russell 3000 Index.

Response: The Russell 3000 Index is replacing the S&P 500 Index as the Fund’s benchmark.  Pursuant to Form N-1A, Item 4, Instruction 2(c), the Fund must therefore explain the reason for the selection of a different index and provide information for both the newly selected and the former index.  We will change the disclosure to clarify that a change of index has occurred.

20.                                 Comment:  With respect to the SIMT Global Managed Volatility Fund, please explain if the Fund uses an asset-based or revenue test to define “non-U.S. securities.”

Response: The Fund generally relies on relevant MSCI International Equity Indices to determine whether an asset is a non-U.S. security.  According to the Index Construction Objectives, Guiding Principles and Methodology for the MSCI Global Investable Market Indices, “[e]ach of the securities followed in the MSCI index universe is classified in one and only one country.  The country classification of a security is generally determined by the country of incorporation of the issuing company and the primary listing of the security. This approach determines the country classification of the vast majority of securities.  In the few cases where a company is incorporated in one country while its securities have a primary listing in a different country, additional factors need to be considered to determine the country classification.”  Although the Fund generally relies on the MSCI International Equity Indices, it may consider other factors in determining the classification of a security as a non-U.S. security, including the location of a security’s assets, the origin of its revenues, or any combination thereof.

21.                                 Comment: With respect to the SIMT Real Estate Fund, please define “real estate operating companies.”

Response: We have included a definition of “real estate operating companies” in the Description of Permitted Investments and Risk Factors section in the SAI.  The description reads:

Real Estate Operating Companies (REOCs) - REOCs are real estate companies that engage in the development, management, or financing of real estate. Typically, they provide services such as property management, property development, facilities management, and real estate financing. REOCs are publicly traded corporations that have not elected to be taxed as REITs. The three primary reasons for such an election are (a) availability of tax-loss carry-forwards, (b) operation in non-REIT-qualifying lines of business, and (c) the ability to retain earnings.

22.                                 Comment: Please disclose the minimum investment rating for the fixed income securities in which the following Funds may invest: SIMT Enhanced Income, SIMT Core Fixed Income, SIMT U.S. Fixed Income, SIMT Real Return, SIT International Equity, SIT Emerging Markets Equity and SIT International Fixed Income.

Response: For the Funds that include investments in fixed income securities in their Principal Investment Strategies, we have disclosed the minimum investment ratings for the fixed income securities in which the Funds may invest.

23.                                 Comment: Please assess the risk information provided under the Principal Risks section for each of the Funds and determine whether the information is truly a summary of the risks, as required under Item 4 of Form N-1A.

Response:  We have further summarized the disclosure in the Principal Risks section, and have provided further information about the risks of investing in the Funds under the “More Information about Risks” sections of the Prospectuses.

24.                                 Comment: With respect to the SIMT U.S. Fixed Income Fund, please state whether the Fund will invest 80% of its assets in investment grade securities.

Response:  We have revised the first sentence of the Fund’s Principal Investment Strategy as follows: “Under normal circumstances, the U.S. Fixed Income Fund will invest at least 80% of its net assets in investment grade U.S. fixed income securities.”

25.                                 Comment: Please remove the following sentence under the Purchase and Sale of Fund Shares section in the Prospectuses because it is not required by Form N-1A: “The Funds may accept investments of smaller amounts at their discretion.”

Response:  We have complied with your request.

26.                                 Comment: Please remove the following sentence under the Tax Information section in the Prospectuses because it is not required by Form N-1A: “For additional information, please see the ‘Taxes’ section on page [xx] of this prospectus.”

Response:  We have complied with your request.

27.                                 Comment:  Please include more information about the Funds’ sub-advisers and portfolio managers, as required by Item 10 of Form N-1A, in the section entitled, “Investment Adviser and Sub-Advisers” in the Prospectuses.

Response:  We have complied with your request, and have included: the name and address of each sub-adviser; the sub-adviser’s experience; and the advisory services that each sub-adviser provides to the Funds.

28.                                 Comment: With respect to the SIMT Prime Obligation Fund, please explain whether the expense example is only including the contractual fee waiver for the 1-year period, and not for the 3-year period, as required by Item 3, Instruction 4(a) of Form N-1A.

Response: We have confirmed that the expense example for the SIMT Prime Obligation Fund is only including the contractual fee waiver for the 1-year period.

29.                                 Comment: With respect to the SAI for each of the Trusts, please make sure that the information provided is current as of 2009, and not 2008.

Response: We have provided 2009 information for SIMT and SIT.

30.                                 Comment: With respect to the SAI for each of the Trusts, please disclose, where applicable, if the Portfolio Managers’ compensation is based on Fund pre- or after-tax performance over a certain time period, and if compensation is based solely or in part on performance, identify any benchmark used to measure the performance and state the length of the period over which performance is measured.

Response: We have complied with your request.

31.                                 Comment: With respect to the SIT International Equity Fund, please explain if the Fund utilizes an asset-based or a revenue test to determine whether an asset is non-U.S.

Response: The Fund generally relies on relevant MSCI International Equity Indices to determine whether an asset is a non-U.S. security.  According to the Index Construction Objectives, Guiding Principles and Methodology for the MSCI Global Investable Market Indices, “[e]ach of the securities followed in the MSCI index universe is classified in one and only one country.  The country classification of a security is generally determined by the country of incorporation of the issuing company and the primary listing of the security. This approach determines the country classification of the vast majority of securities.  In the few cases where a company is incorporated in one country while its securities have a primary listing in a different country, additional factors need to be considered to determine the country classification.”  Although the Fund generally relies on the MSCI International Equity Indices, it may consider other factors in determining the classification of a security as a non-U.S. security, including the location of a security’s assets, the origin of its revenues, or any combination thereof.

32.                                 Comment: With respect to the SIT International Equity Fund, please confirm that less than 20% of the Fund’s assets are invested in derivatives.

Response: The Fund does not currently invest more than 20% of its assets in derivatives, but reserves the option to do so in accordance with its Principal Investment Strategy, which currently contains extensive disclosure about derivative investments.

33.                                 Comment: With respect to the SIT Emerging Markets Equity Fund, please explain whether the Fund utilizes an asset-based or revenue-based test to determine if an asset is an emerging market security.

Response: The Fund generally relies on relevant MSCI International Equity Indices to determine whether an asset is a non-U.S. security.  According to the Index Construction Objectives, Guiding Principles and Methodology for the MSCI Global Investable Market Indices, “[e]ach of the securities followed in the MSCI index universe is classified in one and only one country.  The country classification of a security is generally determined by the country of incorporation of the issuing company and the primary listing of the security. This approach determines the country classification of the vast majority of securities.  In the few cases where a company is incorporated in one country while its securities have a primary listing in a different country, additional factors need to be considered to determine the country classification.”  Although the Fund generally relies on the MSCI International Equity Indices, it may consider other factors in determining the classification of a security as a non-U.S. security, including the location of a security’s assets, the origin of its revenues, or any combination thereof.

34.                                 Comment: With respect to the SIT International Fixed Income Fund, please provide the minimum number of countries in which the Fund may invest.

Response:  The Fund will invest in at least three countries other than the United States.

I hereby acknowledge on behalf of the Trusts that: (i) the Trusts are responsible for the adequacy and accuracy of the disclosure in their registration statements; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statements reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statements; and (iii) the Trusts may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sofia A. Rosala
Sofia A. Rosala